Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

November 4, 2015

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Allison White

RE:	FlexShares® Trust (the “Trust” or “Registrant”)
Post-Effective Amendment No. 57 to Registration Statement on Form
N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. White:

The following responds to the comments that you provided to us by telephone on September 17, 2015 regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of a new portfolio of the Trust: FlexShares® Real Assets Allocation Index Fund (the “Fund”). We appreciate the time and attention taken to review the Post-Effective Amendment.

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to the Trust’s disclosure discussed below will be reflected in Post-Effective Amendment No. 61 to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about November 6, 2015.

General

1.	Comment: Please provide Tandy representations with the letter responding to the comments.

Response: The Tandy representations are attached to this letter.

2.     Comment: Please review the Fund’s disclosure to ensure that it accurately describes the types of derivatives the Fund will use and why the Fund will use those types of derivatives. In connection with this comment, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate

Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The Registrant has reviewed the Fund’s disclosure regarding the Fund’s use of derivatives. Revised disclosure will be included in the Amendment, which describes the types of derivatives the Fund will use and why the Fund will use those derivatives.

3.	Comment: Please update the Edgar series identifiers with the ticker symbols.

Response: The Edgar series identifiers will be updated.

Prospectus

Summary Section - Investment Objective

4.	Comment: Please revise the investment objective to match the language in the exemptive application.

Response: The exemptive application states that: “each Fund seeks or will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified equity and/or a specified fixed income securities index (each an “Underlying Index” and collectively, “Underlying Indexes”).” The Fund’s investment objective is to seek investment results that correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index. The Registrant does not believe any revision to the investment objective is necessary.

Summary Section - Fee Table

5.     Comment: In the preamble to the Fee Table please remove the second sentence because it is not required or permitted by Form N-1A.

Response: Instruction 1.b to Item 3 of Form N-1A states that “[a] Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” The Registrant believes the second sentence is necessary to avoid shareholder confusion and is permitted by Form N-1A.

6.     Comment: Please remove the captions entitled “Expense Reimbursement” and “Net Expense” if the expense reimbursement will not reduce expenses. Please only include the expense reimbursement if it will extend for at least one year from effective date of the Registration Statement.

Response: The Registrant so acknowledges these requirements.

Summary Section - Principal Investment Strategies

7.     Comment: The Prospectus states that: “[t]he components and weights of the Underlying Index, and the degree to which each component represents exposure to certain real assets, may change over time.” Please disclose the basis for change. Will the changes be rules-based and what else could the Fund invest in? Will the Fund only invest in other FlexShares Funds?

Response: The disclosure has been revised as follows:

“The Underlying Index was constituted and is rebalanced at least annually using a rules-based methodology. The Underlying Index may be rebalanced semi-annually if the volatility of investment in the Underlying Funds surpasses a minimum threshold. The weights of each Underlying Fund, and the degree to which each Underlying Fund represents exposure to certain real assets, may change over time as the Underlying Index and the underlying indexes of the Underlying Funds are reconstituted and/or rebalanced (which may be quarterly) and their component securities fluctuate in value.”

8.	Comment: Please provide the SEC staff with index fact sheet or white paper for the Fund’s Underlying Index.

Response: The index methodology is attached at Appendix A.

9.	Comment: Please reconcile the sentence in the sixth paragraph with the sentence in the SAI regarding the 80% policy.

Response: The sixth paragraph states that “[u]nder normal circumstances, the Fund will invest at least 80% of its total assets in the securities of the Underlying Index.” The SAI states that the Fund generally will invest under normal circumstances at least 80% of its total assets in the securities in its Underlying Index. These statements describe a requirement of the Fund’s exemptive order. The SAI also states that the Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the Fund’s Underlying Index.

10.   Comment: Please disclose in a prominent place in the Prospectus that the Underlying Index is sponsored and created by an Index Provider who is affiliated with the Fund.

Response: The Registrant believes the following disclosure in the “Principal Investment Strategies” summary section complies with this comment:

“The Underlying Index is created and sponsored by NTI, as the Index Provider. NTI also serves as the investment adviser to the Fund.”

Summary Section - Principal Risks

11.   Comment: Please consider adding the following Authorized Participant Concentration Risk:

“The Fund has a limited number of financial institutions that may act as Authorized Participants (APs). To the extent that these APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in these cases, Shares may trade like closed end fund shares at a discount to NAV and possibly face delisting.”

Response: The Registrant respectfully declines to add Authorized Participant Concentration Risk in the prospectus because the Fund invests only in U.S. securities. U.S. securities pose less risk of AP concentration than non-U.S. securities.

12.   Comment: Please consider adding to the Market Trading Risk the more detailed discussion that is on pages 17-18 of the Prospectus.

Response: The following disclosures will be added to Market Trading Risk:

“Disruptions to creations and redemptions or the existence of extreme volatility may result in trading prices that differ significantly from NAV. If a shareholder purchases at a time when the market price of the Fund is at a premium to its NAV or sells at time when the market price is at a discount to the NAV, the shareholder may sustain losses.”

13.   Comment: In MLP Risk, please disclose briefly what an MLP is. Please also include a policy to invest in MLP’s in the “Principal Investment Strategy” summary section.

Response: Disclosure will be modified as requested in the Amendment.

14.   Comment: The Prospectus states that the Fund will invest in swaps. Please supplementally confirm whether the intended segregation of assets will comply with the SEC Release No. 10666.

Response: The Fund does not intend to use swaps as part of its principal investment strategy. If the Fund does use swaps, it will comply with the segregation of assets requirements under SEC Release No. 10666.

15.   Comment: If the Fund intends to write credit default swaps, please confirm supplementally that, for purposes of Section 18 of the 1940 Act, the Fund determines its segregation obligations based on the full notional value of the credit default swaps.

Response: The Fund does not currently intend to write credit default swaps. If the Fund writes credit default swaps, it will determine its segregation obligations based on the full notional value of the credit default swaps.

Statement of Additional Information

Additional Investment Information - The Index

16.   Comment: Please provide the Staff with the disclosure about the index omitted from the SAI as soon as practicable prior to effectiveness.

Response: A description of the Underlying Index that was omitted from the SAI is included at Appendix B. This description will be added to the SAI.

Additional Investment Information - Investment Restrictions

17.   Comment: Please also revise the disclosure in the SAI to indicate that the 15% limitation on investment in illiquid securities applies at time of investment and continues thereafter. Please include disclosure describing the procedures to be taken by the Fund to monitor the Fund’s investments in illiquid securities.

Response: The Registrant primarily invests in shares of the Underlying Funds, which are exchange-traded funds listed on the NYSE Arca. These generally are liquid investments. The Fund has adopted policies and procedures to pursuant to Rule 38a-1 under the Investment Company Act of 1940, which govern the monitoring of the 15% limitation. The Fund’s Investment Adviser monitors the 15% limitation on an ongoing basis. The Registrant does not believe that disclosure to this effect is necessary or appropriate in the statement of additional information. However, the following disclosure will be added to the paragraph entitled “Illiquid and Restricted Securities”:

“In the event that subsequent change in net assets or other circumstances cause the Fund to exceed this limitation, the Fund will take steps to bring the aggregate amount of illiquid securities within the limitations as soon as reasonably practicable.”

Sincerely,

/s/Veena K. Jain

Veena K. Jain

Copy to:	Peter K. Ewing
Craig R. Carberry
Diana E. McCarthy

APPENDIX A

NORTHERN TRUST REAL ASSETS ALLOCATION INDEX

Northern Trust

50 South La Salle Street Chicago, Illinois 60603 Nt_index_services@ntrs.com northerntrust.com

I N D E X    M E T H O D O L O G Y

INTRODUCTION

This document sets forth the methodology for the Northern Trust Real Assets Allocation Index.

The Index is calculated and disseminated by Thomson Reuters.

OVERVIEW

Northern Trust Real Assets Allocation Index

Northern Trust Real Assets Allocation Index is designed to reflect the performance of a universe of inflation sensitive securities operating in the following sectors: global infrastructure, global real estate and global natural resources. The index is intended to reflect an exposure to “real”i assets, and is constructed using a proprietary optimization in an effort to reduce volatility of returns, while maintaining diversification amongst the eligible securities.

INDEX ELIGIBILITY

The following securities are eligible for inclusion in the Northern Trust Real Assets Allocation Index:

•	FlexShares® STOXX® Global Broad Infrastructure Index Fundii - representing the index’s allocation to the global infrastructure sector of real assets

•	FlexShares® Global Quality Real Estate Index Fundiii - representing the index’s allocation to the global real estate sector of real assets

•	FlexShares® Morningstar® Global Upstream Natural Resources Index Fundiv - representing the index’s allocation to the global natural resources sector of real assets

DETAILED METHODOLOGY

The construction of the index begins with a universe of eligible securities (defined in “Index Eligibility” section). Eligible securities are then optimized, with a main objective of lowering the absolute total risk of the index, as measured by volatility of returns, while maintaining diversification amongst the eligible securities. In order to obtain robust estimates of expected portfolio volatility, standard risk modelsv are incorporated into our process to isolate both common factor and idiosyncratic riskvi at the underlying asset levelvii. In addition to solving for the main objective, constituent level weight constraintsviii are utilized to maintain diversification within the index during each optimization.

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For illustrative purposes, the optimization can be represented using the following equation:

In this equation, w refers to the weights of the eligible securities, C refers to the weight of the individual asset held in the eligible security, S refers to the covariance matrixix of individual asset’s returns derived from standard risk models, F refers to the individual asset’s exposure to the risk factors represented in the standard risk model, Q refers to the variance-covariance matrix of all risk factor returns, Δ2 refers to individual asset’s matrix of idiosyncratic variances and Sw refers to the sum of all optimized weights in the index.

All of the systematic risk constraints are placed in a constraint hierarchy so when a solution is not feasible due to hard constraints, a relaxed solution can be found.

Any changes to this methodology will be announced to the public at least sixty (60) days in advance prior to becoming effective.

REBALANCING

The Northern Trust Real Assets Allocation Index is rebalanced annually (i.e. April) at minimum and semi-annually (i.e. April and October) if the relative volatility estimates at the security level have breached an established thresholdx. In addition, the index may be adjusted intra-period in connection with errors, securities’ eligibility, exchange connectivity, and corporate actions.

The index’s scheduled rebalancing occurs on the last business day of the month on which the U.S. equity markets are open for a full day of tradingxi, and becomes effective immediately after the close. The Northern Trust Real Assets Allocation Index reserves the right to postpone each rebalance date for up to one week with prior public notice of such a postponement.

All changes to constituents and weightings will be announced to the public at least two (2) days prior to rebalancing and with definitive weights after the close of the rebalancing date and before the following day’s market opening.

INDEX MAINTENANCE / CORPORATE ACTION-DRIVEN CHANGES

The Northern Trust Real Assets Allocation Index will adopt all corporate action related policies and procedures used by Thomson Reuters. A complete list of Thomson Reuters’ methodology is available by request at NT_Index_Services@ntrs.com

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i Real Assets are physical or tangible assets. Examples of real assets include but are not limited to commodities, precious metals, oil, and real estate.

ii The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the STOXX® Global Broad Infrastructure Index (the “Underlying Index”). The Underlying Index reflects the performance of a selection of equity securities of infrastructure-related companies that are domiciled or traded in developed and emerging markets around the world (including the U.S.). The companies included in the Underlying Index derive at least 50% of their revenues from the ownership, development, construction, financing or operation of infrastructure assets, as determined by STOXX (the “Index Provider”) pursuant to its index methodology. Infrastructure assets are defined by the Index Provider as the physical structures and networks upon which the operation, growth and development of a community depends, and include: (a) communication (cable and satellite, data centers, wireless, wireless towers and wireline); (b) energy (energy utilities and midstream energy); (c) government outsourcing/social (correctional facilities, hospitals and postal services); (d) transportation (air transportation, passenger transportation, rail transportation, road transportation and water transportation; and (e) utilities (waste management and water utilities). Constituents of the Underlying Index may include common and preferred stocks, publicly-traded units of master limited partnerships (“MLPs”), and real estate investment trusts (“REITs”). For more information regarding this Fund, please visit www.flexshares.com

iii The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Northern Trust Global Quality Real Estate IndexSM (the “Underlying Index”). The Underlying Index is designed to measure the performance of companies that exhibit certain quality, valuation and momentum characteristics within a universe of publicly-traded equity securities of U.S. and non-U.S. real estate investment trusts (REITs) and real estate companies. Eligible securities are selected for inclusion in the Underlying Index to maximize fundamental or “quality” factors, such as strength in profitability, management expertise, cash flow and other factors, as well as value and momentum factors, as determined by Northern Trust Investments, Inc. (in its capacity as the index provider (the “Index Provider”)), pursuant to its index methodology. A company must meet the following criteria to be eligible for inclusion in the Underlying Index: (a) it must be an equity owner or operator of real estate; (b) it must be classified under the business sector of “Real Estate” by Thompson Reuters Business Classifications or have registered as a real estate investment trust under its applicable local tax code; and (c) the liquidity of the company’s stock must be commensurate with that of other institutionally held real estate securities, as determined by the Index Provider pursuant to its index methodology. The following types of securities are not included in the Underlying Index: mortgage REITs, real estate finance companies, mortgage brokers and bankers, commercial and residential real estate brokers and real estate agents and home builders, as well as companies that have more than 50% of their assets in direct mortgage investments. For more information regarding this Fund, please visit www.flexshares.com

iv The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Morningstar® Global Upstream Natural Resources IndexSM (the “Underlying Index”). The Underlying Index reflects the performance of a selection of equity securities that are traded in or are issued by companies domiciled in global developed or emerging markets (including the U.S.), as determined by the Index Provider pursuant to its index methodology. The companies included in the Underlying Index have significant business operations in the ownership, management and/or production of natural resources in energy, agriculture, precious or industrial metals, timber and water resources sectors, as determined by Morningstar, Inc. (the “Index Provider”) pursuant to its index methodology. For more information regarding this Fund, please visit www.flexshares.com

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v Risk models are statistical applications which help provide predictive risk estimates, by quantitatively de-constructing individual equity price movements and attributing those movements to common investment categories or factors (e.g. sector, industry, style, etc.). The use of standard risk models in our process provides an additional layer of constraints on our optimization outcome, and assists in reducing the index’s overall active risk exposure to any one single factor.

vi For the purpose of our index’s construction, an asset’s risk is defined by evaluating the volatility in returns, a figure which can be estimated through the use of standard risk models.

vii Eligible securities are de-constructed to the asset level to more precisely evaluate risk utilizing the underlying asset level exposures

viii The maximum absolute constituent weight permitted during the optimization is 50%, while the minimum absolute constituent weight permitted during the optimization is 10%.

ix The variance-covariance matrix is a table that contains the variances and covariances associated with asset level returns, with the diagonal elements representing the variances and the off-diagonal elements representing the covariances between pairs of assets.

x Cross asset volatility z-scores for each eligible security are tracked by Northern Trust. If the absolute change of z-scores is greater than 0.25 standard deviations - our established threshold - as evaluated on the second Friday of the month of October, a rebalance will be effected on the index effective as of the end of the month.

xi Per the holiday calendar located at nyse.com

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APPENDIX B

THE INDEX

Northern Trust Real Assets Allocation IndexSM

NUMBER OF COMPONENTS: 3

Inception Date: October 30, 2015

INDEX DESCRIPTION. The Northern Trust Real Assets Allocation Index is designed to reflect the performance of a universe of inflation sensitive securities operating in the following sectors: global infrastructure, global real estate and global natural resources. The index is intended to reflect an exposure to “real”1 assets, and is constructed using a proprietary optimization in an effort to reduce volatility of returns, while maintaining diversification amongst the eligible securities.

Eligible Securities

The following securities are eligible for inclusion in the Northern Trust Real Assets Allocation Index:

•	FlexShares® STOXX® Global Broad Infrastructure Index Fund- representing the index’s allocation to the global infrastructure sector of real assets

•	FlexShares® Global Quality Real Estate Index Fund—representing the index’s allocation to the global real estate sector of real assets

•	FlexShares® Morningstar® Global Upstream Natural Resources Index Fund—representing the index’s allocation to the global natural resources sector of real assets

Methodology

The construction of the index begins with a universe of eligible securities (defined in “Index Eligibility” section). Eligible securities are then optimized, with a main objective of lowering the absolute total risk of the index, as measured by volatility of returns, while maintaining diversification amongst the eligible securities. In order to obtain robust estimates of expected portfolio volatility, standard risk models2 are incorporated into our process to isolate both

[1]	Real Assets are physical or tangible assets. Examples of real assets include but are not limited to commodities, precious metals, oil and real estate.
[2]	Risk models are statistical applications which help provide predictive risk estimates, by quantitatively de-constructing individual equity price movements and attributing those movements to common investment categories or factors (e.g. sector, industry, style, etc.). The use of standard risk models in the process provides an additional layer of constraints on the optimization outcome, and assists in reducing the index’s overall active risk exposure to any one single factor.

B-1

common factor and idiosyncratic risk3 at the underlying asset level4. In addition to solving for the main objective, constituent level weight constraints5 are utilized to maintain diversification within the index during each optimization.

All of the systematic risk constraints are placed in a constraint hierarchy so when a solution is not feasible due to hard constraints, a relaxed solution can be found.

Any changes to this methodology will be announced to the public at least sixty (60) days in advance prior to becoming effective.

Rebalancing

The Northern Trust Real Assets Allocation Index is rebalanced annually (i.e. April) at minimum and semi-annually (i.e. April and October) if the relative volatility estimates at the security level have breached an established threshold6. In addition, the index may be adjusted intra-period in connection with errors, securities’ eligibility, exchange connectivity, and corporate actions.

The index’s scheduled rebalancing occurs on the last business day of the month on which the U.S. equity markets are open for a full day of trading7, and becomes effective immediately after the close. The Northern Trust Real Assets Allocation Index reserves the right to postpone each rebalance date for up to one week with prior public notice of such a postponement.

All changes to constituents and weightings will be announced to the public at least two (2) days prior to rebalancing and with definitive weights after the close of the rebalancing date and before the following day’s market opening.

[3]	For the purpose of our index’s construction, an asset’s risk is defined by evaluating the volatility in returns, a figure which can be estimated through the use of standard risk models.
[4]	Eligible securities are de-constructed to the asset level to more precisely evaluate risk utilizing the underlying asset level exposures.
[5]	The maximum absolute constituent weight permitted during the optimization is 50%, while the minimum absolute constituent weight permitted during the optimization is 10%.
[6]	Cross asset volatility z-scores for each eligible security are tracked by Northern Trust. If the absolute change of z-scores is greater than 0 25 standard deviations — our established threshold — as evaluated on the second Friday of the month of October, a rebalance will be effected on the index effective as of the end of the month.
[7]	Per the holiday calendar located at nyse.com

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